EXHIBIT 12.1

CHARMING SHOPPES, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Year Ended					Quarter Ended
	February 1,	January 31,	January 29,	January 28,	February 3,	May 5,
	2003	2004	2005	2006	2007	2007

Earnings:
Income before income taxes	$69,450	$59,523	$101,668	$152,401	$166,123	$40,962
Fixed charges (see below)	79,997	73,863	73,450	80,083	85,779	21,117
Capitalized interest	–	(725)	–	–	–	–
Amortization of capitalized interest	124	132	137	88	19	5
Earnings before fixed charges	$149,571	$132,793	$175,255	$232,572	$251,921	$62,084

Fixed Charges:
Interest expense	$20,292	$15,609	$15,610	$17,911	$14,746	$3,263
Capitalized interest	–	725	–	–	–	–
Amortization of capitalized interest	(124)	(132)	(137)	(88)	(19)	(5)
Total interest	20,168	16,202	15,473	17,823	14,727	3,258
Interest component of operating leases	59,829	57,661	57,977	62,260	71,052	17,859
Total fixed charges	$79,997	$73,863	$73,450	$80,083	$85,779	$21,117

Ratio of earnings to fixed charges	1.87	1.80	2.39	2.90	2.94	2.94